Filed pursuant to Rule 497(a)
File No. 333-228959
Rule 482ad



YieldStreet Prism Fund

in partnership with **BlackRock**.

Introducing your portfolio builder. Build your alternative portfolio by accessing a variety of primarily fixed-income investments across multiple sectors, managed by our sub-adviser, BlackRock®, coupled with select YieldStreet assets—all in one place.

7%
Distribution Rate [1]

48 Months
Fund Termination Date [2]

- $20k Minimum Investment
- Option for limited liquidity within approximately 15 months [3]

Our distributions may exceed our earnings, which may cause a portion of our distributions to be a return of the money you originally invested. [1]

Ready to invest? Login or Sign up

No offers will be made in or accepted from NE, ND and TX at this time [6]

A discussion of the Fund's expected expenses and dividend yield has recently been updated on the Fund's website, www.yieldstreetprismfund.com, and should be reviewed carefully, along with the investment objectives, risks, charges and expenses of the Fund contained in its prospectus, before investing.

How Does This Work?

True to YieldStreet's investor-first DNA, we strive to bring you innovative investing opportunities. The YieldStreet Prism Fund is no different. The YieldStreet team has been hard at work to bring you a multi-asset product and is thrilled to offer this Fund as a potential portfolio builder. Managed by YieldStreet in partnership with BlackRock's Global Fixed Income Group as our sub-adviser, the Fund provides access to selected assets managed by YieldStreet, alongside a range of investments in BlackRock's portfolio.

Investors can purchase shares in the YieldStreet Prism Fund and are expected to receive quarterly distributions, subject to the authorization of the Fund's board of directors. The Board has authorized the Fund's initial quarterly distribution. The per-share net asset value (NAV) of the Fund will be determined on at least a quarterly basis. Investors will also have the opportunity to reinvest their cash distributions each quarter by opting into the Fund's Distribution Reinvestment Program (DRIP).

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YIELDSTREET
Prism Fund
YieldStreet Prism Fund Video

Prism Fund Prospectus

To familiarize yourself with the details of the YieldStreet Prism Fund, it is important that you review the Prospectus, which is available for download on this page.

Download Prospectus

Your Portfolio Builder

With one investment, you have the ability to build a fixed-income portfolio focused on generating income.

Multi-Assets

The teams at BlackRock and YieldStreet will have the flexibility to allocate investments across a variety of primarily fixed-income sectors (BlackRock) and selected asset classes (YieldStreet).

Exclusive Access, Only at YieldStreet

BlackRock's Global Fixed Income group will curate and actively manage its portion of the Fund's assets using an investment strategy designed for institutional investors.

Quarterly Distributions

Distributions are expected to be made quarterly, subject to the authorization of the Fund's board of directors. The Board has authorized the Fund's initial quarterly distribution.

Option for Limited Liquidity

Within approximately 15 months after the initial investments go active, and on a quarterly basis thereafter, the Fund may offer to repurchase a limited number of shares from investors subject to approval by the Fund's board of directors and to certain limitations as outlined in the Fund's prospectus. [1]

Distribution Reinvestment Program

Investors will be able to opt in to automatically reinvest their quarterly cash distributions back into the Fund.

Please note that the investment process for the YieldStreet Prism Fund is different from that of other YieldStreet offerings. There will be a period of time between when an investor submits their requested allocation to the Fund and when funds are withdrawn from their Wallet and invested in the Fund. For additional detail, see the "What to Expect from Your Investment" section below.

Get to Know Our Sub-Adviser

BlackRock®

BlackRock, Inc. is a global investment management corporation based in New York City. Founded in 1988, BlackRock is the world's largest asset manager with **$7.43 trillion** in assets under management as of June 2019.



Experienced Team

The YieldStreet Prism Fund will leverage the power of BlackRock's Global Fixed Income expertise with a multi-sector investment team, based in London, New York, and Singapore.



Income Focused Sectors

The Fund's investment strategy gives the BlackRock team flexibility to shift investments across multiple primarily fixed-income sectors and to navigate diverse environments.



Robust Risk Management

As markets shift, BlackRock will regularly evaluate the risk/reward of various asset allocations. A daily risk report and performance attribution and stress testing will be done by an independent Risk & Quantitative Analysis Group.

What To Expect From Your Investment

Get Ready for Your Allocation
In order to invest in the YieldStreet Prism Fund, your YieldStreet investor account setup must be complete, and you must have settled funds for your full allocation in your YieldStreet Wallet.

Investment Window Opens
When the investment window opens, you will submit your desired allocation for the YieldStreet Prism Fund.

Note: Funds will <u>not</u> be pulled from your YieldStreet Wallet at this time, but will be reserved for the Fund in your YieldStreet Wallet.

Investment Window Closes
Once the minimum offering requirement of $15 million has been allocated by potential investors, the investment window will close and funds will be withdrawn from your YieldStreet Wallet at this time.

"Go Active" Date
Once all investor funds are pulled from the respective Wallets, it will take approximately two business days for initial investments to be made in the Fund and for the Fund to officially go active. Investors should expect to start seeing investment information in their portfolio once the Fund has been live for approximately two weeks.

First Month

Option for Distributions Reinvestment
Investors will be able to opt into a distribution reinvestment program (DRIP) to automatically reinvest any cash distributions back into the Fund.

1-4 Months

Option for Limited Liquidity
Within approximately 15 months after the initial investments go active, and on a quarterly basis thereafter, the Fund may offer to repurchase a limited number of shares from investors subject to approval by the Fund's board of directors and to certain limitations as outlined in the Fund's prospectus.

1-4 Years

Fund Termination Date
48 months

Investment Summary

Summary

Distribution Rate [1]	7%
Annual Management Fee [4]	1%
Annual Administrative Expense [5]	Max 0.5%
Estimated Annual Leverage Expense [7]	1.5%
Total Expenses	3%

Schedule

Cash Distribution Schedule	Quarterly
Anticipated Repurchase Offers Schedule [3]	Quarterly
Fund Termination Date [2]	48 Months

Structure

Tax Document	Form 1099
Fund Structure	Closed-End Fund

A discussion of the Fund's expected expenses and dividend yield has recently been updated on the Fund's website, www.yieldstreetprismfund.com, and should be reviewed carefully, along with the investment objectives, risks, charges and expenses of the Fund contained in its prospectus, before investing.

What risks and other information should I consider?

As with all investments, there are risks associated with the YieldStreet Prism Fund. The risks associated with the Fund are outlined in detail in the Fund's prospectus. Prior to investing, we strongly suggest that you carefully review the prospectus in full, including the risk factors section.

Download Prospectus   ↓

How Will the Fund's Assets be Allocated?

To achieve the Fund's investment objective, YieldStreet and BlackRock will allocate the Fund's assets with a focus on income, seeking asset-backed and cash-flow backed opportunities. The Fund will primarily invest in debt securities and other credit instruments across multiple sectors. YieldStreet and BlackRock will have the flexibility to allocate assets across various segments of the securities markets and may focus on particular countries, regions, asset classes and sectors to the exclusion of others at any time and from time to time.

Potential BlackRock sectors may include:

ABS Asset-Backed Securities	**Asian Credit** Corporate debt issued in the Asian markets	**Collateralized Loan Obligations** Collateralized Loan Obligations
CMBS Commercial Mortgage-Backed Securities	**Emerging Markets Debt** Sovereign and Corporate debt	**European Credit** Corporate debt issued in the European markets
European High Yield Corporate debt issued in the European markets	**Global Macro Positioning** Interest rates and foreign currency positions	**High Yield Corporates** Corporate debt issued in the US with below investment grade ratings
Investment Grade Corporates Corporate debt issued in the US with investment grade ratings	**Municipal Bonds** Debt obligations issued by local authorities	**Non-Agency Residential Mtg.** Securitized assets predominantly backed by non-conforming residential mortgage loans

Potential YieldStreet asset classes may include:

Legal	Marine	Real Estate
Art	Commercial	

Documents & Resources

Prospectus

Investments will be accepted [here](#)

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by YieldStreet or any other party.

1 Reflects the initial quarterly distribution declared by the board of directors on February 6, 2020, which will be payable to stockholders of record as of June 10, 2020, and the initial offering price of $10 per share. Our distributions may exceed our earnings. Therefore, a portion of our distributions may be a return of the money you originally invested and represent a return of capital to you for tax purposes.

2 The Fund will cease investing and seek to liquidate the Fund's remaining portfolio no later than 48 months after the Fund's initial closing. It may take up to twelve months thereafter to fully monetize any remaining illiquid investments in the Fund's portfolio.

3 The Fund intends to offer to repurchase shares from investors at the discretion of the Fund's board of directors and depending upon the performance of the Fund. The Fund will limit the number of shares to be repurchased in any calendar year to 20% of the weighted average number of shares outstanding in the prior calendar year, or 5% in each quarter. If the number of shares submitted for repurchase by investors exceeds the number of shares the Fund seeks to repurchase, the Fund will repurchase shares on a pro-rata basis, and not on a first-come, first-served basis.

4 The management fee is calculated at an annual rate of 1.00% of the average of the Fund's net assets, excluding cash and cash-equivalents, at the end of the two most recently completed calendar quarters. BlackRock, as the Fund's sub-adviser, is entitled to receive a management fee from YieldStreet, as described in the Fund's prospectus.

5 The Fund's administrator will provide facilities and administrative services necessary for the Fund to operate. The Fund has agreed to reimburse the administrator and its affiliates for the fees, costs and expenses incurred by the administrator and its affiliates in providing such services, up to 0.125% (0.50% annualized) of the Fund's net assets (excluding cash and cash equivalents), as determined as of the end of each calendar quarter. Please refer to the Fund's prospectus for additional information regarding this reimbursement.

6 The securities described in the prospectus are not offered for sale in the states of Nebraska, North Dakota or Texas or to persons resident or located in such states. No subscription for the sale of Fund shares will be accepted from any person resident or located in Nebraska, North Dakota or Texas.

7 The figure in the table above assumes that we utilize leverage at a rate equal to 25% of our average net assets at an assumed interest rate of 6% per annum.

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300 Park Ave, 15th Floor, New York, NY 10022   844-943-5378   investments@yieldstreetprismfund.com